Anonomatic, Inc.



ANNUAL REPORT

325 Sharon Park Drive, Suite 439

Menlo Park, CA 94025

(650) 480-6030

http://anonomatic.com/

This Annual Report is dated April 25, 2025.

BUSINESS

Anonomatic Inc. ("Anonomatic" or the "Company") is a corporation organized under the laws of the state of California that builds and markets data privacy-related computer software called PII Vault.

The Company's business model consists of selling PII Vault services and capabilities via a subscription model. Our sales are focused on organizations that need to collect, retain, work with, share, sell or buy data which includes direct personal identifiers of real people.

PII Vault is sold globally, where not restricted, either directly from our website (anonomatic.com) as well as through partner organizations who resell our product either under Anonomatic's brand or rebranded under their own (future).

The Company believes PII Vault addresses a very real need in a market which while still in its infancy, has very large market growth potential.

Anonomatic has proven its solution can work in large and regulated industries by having our technology power a system known as the Data Xchange at the Los Angeles Trust for Children's Health. Within the Data Xchange, detailed academic data from Los Angeles Unified School District is anonymized and linked, at the individual level, with data, also anonymized, from multiple healthcare providers. This marque client proves our product not only works but also performs at scale. Additionally, we have been successful in establishing partnerships with key industry organizations such as Domo, Teradata, Microsoft and Radiant Digital.

The Company's Intellectual Property ("IP"): The Company has applied for multiple US Patents and Trademarks to Anonomatic, Inc., filed with the USPTO from April 2020 to the present. In addition to this, Anonomatic has other IP that it has applied for or received trademarks: PII as a Service, Anonymity as a Service, and PII Vault.

Anonomatic was initially organized as Taveren, Inc., a California corporation on March 22, 2019, and was renamed to Anonomatic, Inc., a California corporation, on November 19, 2020.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $641,202

Number of Securities Sold: 567,435

Use of proceeds: R&D and Growth

Date: October 15, 2020

Offering exemption relied upon: Section 4(a)(2)

<p align="center">**REGULATORY INFORMATION**</p>

<p align="center">The company has not previously failed to comply with the requirements of Regulation Crowdfunding;</p>

<p align="center">**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**</p>

<p align="center">**AND RESULTS OF OPERATION**</p>

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2024 was $256,002, about flat compared to fiscal year 2019 revenue of $260,005. Most of the revenue from both years was earned from custom software development and consulting services.

As a result of the global pandemic, company focus was changed, in early 2020, from custom software development to the development of general market software. As such, we believe prior revenue is not a valid measurement of future potential.

Cost of sales

There was no cost of sales in either 2019 or 2020. Looking forward we believe COGS will remain very low. Costs will be incurred for deployment and customer support. At this point, these costs cannot be effectively estimated as they are based on the number of customers and the deployment of our software within their specific environments. However, we believe they will be a relatively small portion of sales.

There will also be potentially significant costs incurred in direct sales efforts and partner acquisition and support. We believe these costs will be high, especially in relation to sales, until a significant scale has been reached.

Gross margins

Gross margins for 2019 and 2020 were essentially 100% but due to the change in our focus, that margin will not be reproduced moving forward.

For 2025 and looking forward we believe, once scale has been reached, gross margins to be high due to the nature of our software and how it will be deployed within customer environments. While our product is classified as Software as a Service it is not hosted by the Company and the Company will not incur any variation in costs based on the volume of usage of any specific customers. Each customer will bear the costs of operating the product within their own infrastructure.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. The largest two areas of expenses looking forward are expected to be software development and sales. Employee benefits, while currently low, are also expected to rise significantly as the number of staff increases.

Historical results and cash flows:

The Company is currently in the early adopter stage and revenue-generating. This is a phase in the sales lifecycle of new technology, popularized in the book Crossing the Chasm by Geoffrey A. Moore, where a relatively small portion of the potential customers will try new technology.

We are of the opinion the historical cash flows are not indicative of the revenue and cash flows expected for the future because prior revenue was generated while developing our core technology. In Q2 2020 our focus was changed from creating custom software to taking the intellectual property (IP) we developed during that time and developing a commercial product from that IP.

Our business model is completely different from our historical business model. Past cash was primarily generated through custom software development and consulting. Our goal is to generate all our future revenue from subscription sales of our Software as a Service product(s). As such historical performance should not be used to evaluate future potential.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $1,500.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Small Business Association
Amount Owed: $354,100.00
Interest Rate: 3.75%
Maturity Date: May 09, 2050

Creditor Matthew Fleck
Amount Owed: $117,159

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Matthew Fleck
Matthew Fleck's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer (CEO)
Dates of Service: March, 2019 - Present
Responsibilities: Head of strategy, product, development and overall responsibility. Salary: $240k (suspended) and retains a 68.78% interest in the company.

Other business experience in the past three years:
Employer: Matthew Fleck Consulting
Title: President
Dates of Service: February, 2017 - March, 2019
Responsibilities: Matthew Fleck Consulting was an independent consulting company and the predecessor to Taveren Inc. During this time Matthew Fleck provided system design, development and other consulting services. On 3/22/2019 Matthew Fleck Consulting ceased operations and the work was continued by Taveren, Inc.

Name: Neil Heller
Neil Heller's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Operating Officer (COO)
Dates of Service: January, 2021 - Present
Responsibilities: Sales, Marketing, and customer experience. Salary: $240k (suspended) and currently retains a 22.93% interest in the company.

Other business experience in the past three years:
Employer: Cisco Systems
Title: Business Development Manager
Dates of Service: March, 2015 - July, 2020
Responsibilities: Subject matter expert for manufacturing and the internet of things.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Matthew Fleck
Amount and nature of Beneficial ownership: 22,500,000
Percent of class: 68.78

Title of class: Common Stock
Stockholder Name: Neil Heller
Amount and nature of Beneficial ownership: 7,500,000
Percent of class: 22.93

RELATED PARTY TRANSACTIONS

Name of Entity: Matthew Fleck

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: None

OUR SECURITIES

he company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 946,902 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 32,714,943 outstanding.

Voting Rights

One Vote Per Share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock (Class B Shares) should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock (Class B Shares) purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a company with interest in the data privacy space. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock (Class B Shares) in the amount of up to 1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for the protection of private data. Our revenues are therefore dependent upon the market for private data protection. Developing new products and technologies entails significant risks and uncertainties We currently have a feature-complete product available for commercial purchase today. Additionally, market conditions may drive us to create new and additional products. Delays or cost overruns in the development of future products and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Anonomatic, Inc was formed on 03/22/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Anonomatic, Inc has incurred a net loss since 2020 and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that PII Vault is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns pending patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Anonomatic, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Anonomatic, Inc could harm our reputation and materially negatively impact our financial condition and business. Early and Developing Market Anonomatic, Inc's product and services are part of the emerging data privacy marketplace. While the total addressable market leads us to believe our sales and growth will be strong, the pace of customer adoption or lack of customer adoption puts us at risk to achieving our goals and objectives and may create strong headwinds. Regulatory Uncertainty Our business is impacted by Domestic & international privacy laws & regulations. These include and are not limited to GDPR, CCPA, HIPAA, and others. Future changes to known and unknown laws & regulations may affect our business' ability to continue to operate. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2025.

Anonomatic, Inc.

By   /s/ *Matthew Fleck*

      Name: Anonomatic, Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Balance Sheet

Anonomatic, Inc.

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Chargify Clearing Account USD	
Stripe Bank Account	
SVB Checking	656.61
Wells Checking (4825)	4,499.14
Wells Money Mrkt (4508)	260.26
Wells Receipts (9685)	5.52
Total for Bank Accounts	**$5,421.53**
Accounts Receivable	
Other Current Assets	
Due from Gusto	
Pending Intangibles	
Prepaid State Taxes	800.00
R&D Credit Receivable	739.50
Uncategorized Asset	
Undeposited Funds	
Total for Other Current Assets	**$1,539.50**
Total for Current Assets	**$6,961.03**
Fixed Assets	
Intangible Assets	0
Accumulated Amortization	-34,573.00
Fees to Raise Capital	84,721.09
Patents	15,329.00
R&D Study	226,500.00
Trademarks	3,580.00
Total for Intangible Assets	**$295,557.09**
Total for Fixed Assets	**$295,557.09**
Other Assets	
Shareholder Note - Matt Fleck	19,073.69
Total for Other Assets	**$19,073.69**
Total for Assets	**$321,591.81**

Balance Sheet

Anonomatic, Inc.
As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
American Express	
Amex Gold	19.95
Barklays AAdvantage® Aviator® (1992) - 8	1,673.39
Bonvoy	
Capital One - Venture X	
CitiBusiness®/AAdvantage® Platinum Select® World Elite Mastercard® (7455) - 9	-122.68
Credit card (4301)	
Ink	0
Matt Company Ink Visa	-3,091.80
Neil Company Ink Visa	3,129.97
Total for Ink	**$38.17**
United Business	
Total for Credit Cards	**$1,608.83**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	
Convertible Note - Ibv Heller Trust	
Convertible Note - Steven Hurwitz	
Convertible Note - Troy Mounts	
Out Of Scope Agency Payable	
PPP Loan	
SBA Loan #3896068700	
SBA Loan #4518237410	354,100.00
Short Term Loan from Shareholder	112,248.46
Wells Line of Credit	47,686.58
Total for Other Current Liabilities	**$514,035.04**
Total for Current Liabilities	**$515,643.87**
Long-term Liabilities	
Total for Liabilities	**$515,643.87**
Equity	
Retained Earnings	-1,208,364.84
Net Income	-24,128.33
Common Stock	1,038,441.11
Opening Balance Equity	
Owner Distributions	
Owner's Pay & Personal Expenses	

Balance Sheet

Anonomatic, Inc.

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Shareholder's Equity	
Total for Equity	**-$194,052.06**
Total for Liabilities and Equity	**$321,591.81**

Profit and Loss

Anonomatic, Inc.
January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Discounts given	-114,920.50
Sales	26,000.01
Sales of Product Income	260,005.00
Total for Income	**$171,084.51**
Cost of Goods Sold	
Merchant Processing Fees	142.00
Total for Cost of Goods Sold	**$142.00**
Gross Profit	**$170,942.51**
Expenses	
Advertising & Marketing	0
Trade Shows and Events	2,059.50
Total for Advertising & Marketing	**$2,059.50**
Bank Charges & Fees	1,056.52
General & Admin Expenses	0
Accounting Fees	12,779.00
Amortization Expense	29,484.00
Business Meals (50% deductible)	674.99
Computer Services & Supplies	179.98
Gusto R&D Tax Credit Cost	5,182.52
Insurance	35,116.77
Legal & Professional Fees	1,750.16
Office Expenses	552.00
Payroll Processing Fees	1,795.00
Telephone	1,376.87
Travel	1,090.57
Web & Software Apps	3,023.06
Total for General & Admin Expenses	**$93,004.92**
Interest Expense	$4,410.84
SBA Loan #4518237410	20,576.76
Total for Interest Expense	**$24,987.60**
Meals & Entertainment	61.78
Non-Business Expense	
Outside Services	1,040.83
Salaries & Wages	$269,000.00
R&D Study Wages	-226,500.00
Total for Salaries & Wages	**$42,500.00**

Profit and Loss

Anonomatic, Inc.

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Taxes & Licenses	$661.27
Payroll Taxes	$7,654.50
Prior Year	-141.37
Workers Compensation	453.10
Total for Payroll Taxes	**$7,966.23**
State Taxes	800.00
Total for Taxes & Licenses	**$9,427.50**
Travel	2,714.45
Web & Software Appsb	18,258.71
Total for Expenses	**$195,111.81**
Net Operating Income	**-$24,169.30**
Other Income	
Interest Income	40.97
Total for Other Income	**$40.97**
Other Expenses	
Net Other Income	**$40.97**
Net Income	**-$24,128.33**

Balance Sheet

Anonomatic, Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Chargify Clearing Account USD	
Stripe Bank Account	
SVB Checking	456.61
Wells Checking (4825)	923.79
Wells Money Mrkt (4508)	60.28
Wells Receipts (9685)	59.51
Total for Bank Accounts	**$1,500.19**
Accounts Receivable	
Other Current Assets	
Due from Gusto	
Pending Intangibles	
Prepaid State Taxes	800.00
R&D Credit Receivable	304.50
Uncategorized Asset	
Undeposited Funds	
Total for Other Current Assets	**$1,104.50**
Total for Current Assets	**$2,604.69**
Fixed Assets	
Intangible Assets	0
Accumulated Amortization	-86,781.00
Fees to Raise Capital	84,721.09
Patents	15,329.00
R&D Study	226,500.00
Trademarks	3,580.00
Total for Intangible Assets	**$243,349.09**
Total for Fixed Assets	**$243,349.09**
Other Assets	
Shareholder Note - Matt Fleck	22,266.19
Total for Other Assets	**$22,266.19**
Total for Assets	**$268,219.97**

Balance Sheet

Anonomatic, Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
American Express	
Amex Gold	1,410.49
Barklays AAdvantage® Aviator® (1992) - 8	-377.48
Bonvoy	
Capital One - Venture X	
CitiBusiness®/AAdvantage® Platinum Select® World Elite Mastercard® (7455) - 9	
Credit card (4301)	
Ink	0
Matt Company Ink Visa	-5,852.18
Neil Company Ink Visa	6,104.61
Total for Ink	**$252.43**
United Business	
Total for Credit Cards	**$1,285.44**
Other Current Liabilities	
Accrued Payroll Liabilities	63.00
California Department of Tax and Fee Administration Payable	
Convertible Note - Ibv Heller Trust	
Convertible Note - Steven Hurwitz	
Convertible Note - Troy Mounts	
Out Of Scope Agency Payable	
PPP Loan	
Quickbooks Loan	25,000.00
SBA Loan #3896068700	
SBA Loan #4518237410	354,100.00
Short Term Loan from Shareholder	117,158.53
Wells Line of Credit	51,405.98
Total for Other Current Liabilities	**$547,727.51**
Total for Current Liabilities	**$549,012.95**
Long-term Liabilities	
Total for Liabilities	**$549,012.95**
Equity	
Retained Earnings	-1,232,493.17
Net Income	-86,740.92
Common Stock	1,038,441.11
Opening Balance Equity	
Owner Distributions	

Balance Sheet

Anonomatic, Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Owner's Pay & Personal Expenses	
Shareholder's Equity	
Total for Equity	**-$280,792.98**
Total for Liabilities and Equity	**$268,219.97**

I, Matthew Fleck, the Chief Executive Officer of Anonomatic, Inc., hereby certify that the financial statements of Anonomatic and notes thereto for the periods ending 2023 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Anonomatic, Inc. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 23, 2025.

DocuSigned by:

Matthew Fleck

DD476ACF614D42F..._____ (Signature)

Chief Execute Officer

April 12, 2024

NOTE 1 – NATURE OF OPERATIONS

Anonomatic was initially organized as Taveren, Inc., a California corporation on March 22, 2019, and was renamed to Anonomatic, Inc., a California corporation, on November 19, 2020. The financial statements of Anonomatic, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Menlo Park, California.

The Company's business model consists of selling PII Vault services and capabilities via a subscription model. Our sales are focused on organizations that need to collect, retain, work with, share, sell or buy data which includes direct personal identifiers of real people.

PII Vault is sold globally, where not restricted, either directly from our website (anonomatic.com) as well as through partner organizations who resell our product either under Anonomatic's brand or rebranded under their own (future).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
  in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the licensing of Anonomatic software when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the last three years. The Company currently is not under examination by any tax authority

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has two sources of debt. The first is a long-term loan from the Small Business Administration (SBA). The second is a short-term loan from the CEO. Details as of December 31, 2024 are:

1. Creditor: Small Business Association
   Amount Owed: $354,100.00
   Interest Rate: 3.75%
   Maturity Date: May 09, 2050

2. Creditor: Matthew Fleck
   Amount Owed: $139,424

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 50,000,000 shares of our common stock with par value of $0.00001. As of December 31, 2024, the company has currently issued 32,714,943 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
Matthew Fleck, CEO has provided $139,424 in cash to The Company net of any interest payments and charges. The rate and total cost are variable and based on costs Fleck incurs to obtain the funds. It is expected that additional funds will be required. The Company will repay the loan once cash flow is sufficient.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 23, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Profit and Loss

Anonomatic, Inc.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Discounts given	-6,544.00
Sales of Product Income	176,341.00
Total for Income	**$169,797.00**
Cost of Goods Sold	
Merchant Processing Fees	536.00
Total for Cost of Goods Sold	**$536.00**
Gross Profit	**$169,261.00**
Expenses	
Advertising & Marketing	0
Trade Shows and Events	290.04
Total for Advertising & Marketing	**$290.04**
Bank Charges & Fees	1,011.32
General & Admin Expenses	0
Accounting Fees	12,802.60
Amortization Expense	52,208.00
Business Meals (50% deductible)	425.44
Dues & subscriptions	293.00
Gusto R&D Tax Credit Cost	5,610.95
Insurance	7,652.04
Legal & Professional Fees	3,487.42
Office Expenses	288.00
Payroll Processing Fees	2,595.00
Telephone	1,565.18
Travel	384.90
Web & Software Apps	2,464.74
Total for General & Admin Expenses	**$89,777.27**
Interest Expense	$3,364.07
SBA Loan #4518237410	23,205.00
Total for Interest Expense	**$26,569.07**
Office Supplies & Software	245.79
Outside Services	2,000.00
QuickBooks Payments Fees	59.99
Salaries & Wages	118,382.89
Taxes & Licenses	0
Payroll Taxes	$315.00
Prior Year	126.00
Workers Compensation	359.32
Total for Payroll Taxes	**$800.32**

Profit and Loss

Anonomatic, Inc.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
State Taxes	800.00
Total for Taxes & Licenses	**$1,600.32**
Travel	936.18
Web & Software Appsb	15,129.16
Total for Expenses	**$256,002.03**
Net Operating Income	**-$86,741.03**
Other Income	
Interest Income	0.11
Total for Other Income	**$0.11**
Other Expenses	
Net Other Income	**$0.11**
Net Income	**-$86,740.92**

Anonomatic, Inc.

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-14,378.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-72,362.00
Prepaid State Taxes	0.00
R&D Credit Receivable	435.00
Intangible Assets:Accumulated Amortization	52,208.00
Shareholder Note - Matt Fleck	-3,192.50
American Express	0.00
Amex Gold	1,390.54
Barklays AAdvantage® Aviator® (1992) - 8	-2,050.87
CitiBusiness®/AAdvantage® Platinum Select® World Elite Mastercard® (7455) - 9	122.68
Ink:Matt Company Ink Visa	-2,760.38
Ink:Neil Company Ink Visa	2,974.64
Accrued Payroll Liabilities	63.00
California Department of Tax and Fee Administration Payable	0.00
Out Of Scope Agency Payable	0.00
Quickbooks Loan	25,000.00
SBA Loan #4518237410	0.00
Short Term Loan from Shareholder	4,910.07
Wells Line of Credit	3,719.40
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**10,457.58**
Net cash provided by operating activities	**$ -3,921.34**
NET CASH INCREASE FOR PERIOD	**$ -3,921.34**
Cash at beginning of period	5,421.53
CASH AT END OF PERIOD	**$1,500.19**

Anoonomatic 2024 Statement of Shareholder Equity

	Common Stock Shares	Paid In Capital	Net Income	Total Equity
Inception				
Issuance of founders stock	30,000,000			
Net income/loss			$ (59,852)	$ 409,113
December 31, 2020	30,000,000	-	(59,852)	409,113
Net income/loss			$ (554,680)	$ 134,731
December 31, 2021	30,000,000	-	(554,680)	134,731
Shares issued for capital	1,739,998	971,859		
Empolyee stock options issued	1,000,000			
Net income/loss			$ (600,929)	$ 122,941
December 31, 2022	32,739,998	971,859	(600,929)	122,941
Shares issued for capital				
Empolyee stock options issued				
Net income/loss			$ (227,978)	$ (397,902)
December 31, 2023	32,739,998	-	(227,978)	(397,902)
Shares issued for capital	65,000			
Empolyee stock options issued				
Net income/loss			$ (86,741)	$ (484,643)
December 31, 2023	32,804,998	-	(86,741)	(484,643)

Anonomatic, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	817,846.67
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-841,235.50
Due from Gusto	979.60
Pending Intangibles	6,070.00
Prepaid State Taxes	0.00
R&D Credit Receivable	-739.50
Uncategorized Asset	0.00
Intangible Assets:Accumulated Amortization	29,484.00
Intangible Assets:R&D Study	-226,500.00
Shareholder Note - Matt Fleck	-14,738.47
Accounts Payable (A/P)	-739.50
Amex Gold	2,775.93
Barklays AAdvantage® Aviator® (1992) - 8	199.24
CitiBusiness®/AAdvantage® Platinum Select® World Elite Mastercard® (7455) - 9	-122.68
Ink:Matt Company Ink Visa	-3,280.11
Ink:Neil Company Ink Visa	3,191.95
California Department of Tax and Fee Administration Payable	0.00
SBA Loan #4518237410	941.76
Short Term Loan from Shareholder	112,248.46
Wells Line of Credit	47,686.58
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-883,778.24**
Net cash provided by operating activities	**$ -65,931.57**
INVESTING ACTIVITIES	
Intangible Assets:Patents	-13,329.00
Net cash provided by investing activities	**$ -13,329.00**
FINANCING ACTIVITIES	
Common Stock	59,137.57
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	0.00
Net cash provided by financing activities	**$59,137.57**
NET CASH INCREASE FOR PERIOD	**$ -20,123.00**
Cash at beginning of period	25,544.53
CASH AT END OF PERIOD	**$5,421.53**

Micros

CERTIFICATION

I, Matthew Fleck, Principal Executive Officer of Anonomatic, Inc., hereby certify that the financial statements of Anonomatic, Inc. included in this Report are true and complete in all material respects.

Matthew Fleck

CEO